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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 23 2010

Washington, DC

SEC FILE NUMBER
8- 066859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2009___ AND ENDING ___December 31, 2009___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECA Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15260 Ventura Boulevard, 20th Floor

(No. and Street)

Sherman Oaks   California   91403

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Miller   (818) 444-4400

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Joseph Miller _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ ECA Securities, LLC _____, as of

_____ December 31 _____, _2009_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of Ca\ifornia
County of Los Angeles
Subscribed and sworn to (or affirmed) to before me this 19
day of February , 2010 by Joseph miller proved
to me on the basis of satisfactory evidence to be the person(s)
who appeared before me.

_____ A. Simon _____
Notary Public

Signature

MANAGING DIRECTOR
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
ECA Securities, LLC :

We have audited the accompanying statement of financial condition of ECA Securities, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECA Securities, LLC as of December 31, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 18, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE

ECA Securities, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	534,526
Prepaid expense		1,400
Investments, at estimated fair value		447,654
Total assets	$	983,580

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	2,203
Income taxes payable		6,800
Total liabilities		9,003

Commitments and contingencies

Member's equity

Member's equity		974,577
Total member's equity		974,577
Total liabilities and member's equity	$	983,580

The accompanying notes are an integral part of these financial statements.

ECA Securities, LLC
Statement of Income
For the Year Ended December 31, 2009

Revenues

Investment banking fees	$	1,253,260
Interest and dividend income		2,895
Total revenues		1,256,155

Expenses

Communications	2,952
Occupancy and equipment rental	21,083
Other tax	23,095
Other operating expenses	32,299
Total expenses	79,429
Net income (loss) before income tax provision	1,176,726
Income tax provision	6,800
Net income (loss)	$ 1,169,926

The accompanying notes are an integral part of these financial statements.

ECA Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2009

	Member's Equity
Balance at December 31, 2008	$ 479,651
Distributions to member	(725,000)
Member contributions	50,000
Net income (loss)	1,169,926
Balance at December 31, 2009	$ 974,577

The accompanying notes are an integral part of these financial statements.

ECA Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:

Net income (loss)			$ 1,169,926
Adjustments to reconcile net income to net			
cash provided by (used in) operating activities:			
Investments	$ (447,654)		
(Increase) decrease in assets:			
Investment in notes	415,000		
Interest receivable	41,500		
Prepaid expense	(50)		
Increase (decrease) in liabilities:			
Income taxes payable	6,000		
Total adjustments			14,796
Net cash provided by (used in) operating activities			1,184,722
Net cash provided by (used in) in investing activities			-
Cash flow from financing activities:			
Capital distributions	(725,000)		
Proceeds from capital contributions	50,000		
Net cash provided by (used in) financing activities			(675,000)
Net increase (decrease) in cash			509,722
Cash at beginning of year			24,804
Cash at end of year			$ 534,526

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

Supplemental disclosures of non-cash transactions:

During the year ended December 31, 2009, the Company received stock and warrants as compensation for services rendered. The investment was valued at $340,000. See Note 3.

The accompanying notes are an integral part of these financial statements.

ECA Securities, LLC
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

ECA Securities, LLC (the "Company") was first organized in Delaware on January 3, 2005 and was registered as a California single member Limited Liability Company on January 14, 2005. In 2005, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Advisory fees consist of retainers that are paid after letters of agreement are signed for consulting and investment banking business, as well as success fees upon the closing of transactions in which the Company participated. Two clients make up 100% of revenues for 2009.

The Company is a wholly-owned subsidiary of Europlay Capital Advisors, LLC (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

However the Company is subject to a minimum franchise tax and a gross receipts fee in California for limited liability companies.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2009, the income tax provisions consist of the following:

Franchise tax	$ 800
Gross receipts tax	6,000
Total income tax provisions	$ 6,800

Note 3: INVESTMENTS, AT ESTIMATED FAIR VALUE

During the year ended December 31, 2007, the Company received a subordinated secured convertible promissory note and a warrant as compensation for services rendered. The note accrued interest at 10% per annum and was originally due and payable as of January 31, 2008. Subsequently the promissory note's maturity date was amended to be due no later than March 2, 2010. During the year ended December 31, 2009, the promissory note was repaid and the $107,654 interest due to the Company was converted into 39,637 series A shares and 25,764 contigent warrants in a privately held company. The investments are being carried at $107,654.

During the year ended December 31, 2009, the Company received 125,183 series A shares and 81,369 contingent warrants as compensation for services rendered. The investments are being carried at $340,000.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. In accordance withFASB ASC 820, the Company is not permitted to adjust quoted market prices in an active market, even if the Company owns a large investment, the sale of which could reasonably impact the quoted price.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment, at estimated fair value	$ 447,654	$ -	$ -	$ 447,654
Total	$ 447,654	$ -	$ -	$ 447,654

Liabilities	Fair Value	Level 1L Inputs	evel 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Effect of Level 3 Inputs on net assets or liabilities:

	Investment, at estimated fair value
Balance as of December 31, 2008	$ -
Realized gain (loss)	-
Change in unrealized gain (loss)	-
Interest credit (debit)	-
Purchases, issuance, settlements	447,654
Balance as of December 31, 2009	$ 447,654

Note 5: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Europlay Capital Advisors, LLC ("the Parent"), its single member, whereby the Company pays the Parent for use of its facilities, and other operating costs. It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties. During the year, the Company paid the Parent $26,435 in accordance with the terms of the agreement and owes the Parent the following expenses at year end:

Occupancy	$ 1,757
Other operating expenses	446
Total	$ 2,203

The Company's managing director is also the Chariman of the privately held company that the Company holds an investment in at December 31, 2009.

Note 6: SUBSEQUENT EVENTS

Subsequent to year end, but before the issuance of these financial statements, the Company had a change of ownership. As of January 4, 2010, 1% of the Company was sold to Element Entertainment, Inc., which has common ownership with the Parent.

Note 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains a bank account at a financial institution. This account is insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended December 31, 2009, cash balances held at the financial institution was in excess of the FDIC insured limits. The Company has not experienced any losses in its account and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

SFAS/ASC No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After Novembet 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $525,523 which was $520,523 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($9,003) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum allowed.

ECA Securities, LLC
Notes to Financial Statements
December 31, 2009

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $6,800 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 532,323
Adjustments:		
Member's equity	$ (6,800)	
Total adjustments		(6,800)
Net capital per audited statements		$ 525,523

ECA Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital

Member's equity	$ 974,577		
Total member's equity		$	974,577
Less: Non-allowable assets			
Prepaid expense	(1,400)		
Investments, at estimated fair value	(447,654)		
Total non-allowable assets			(449,054)
Net capital			525,523

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	600	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital		$	520,523
Ratio of aggregate indebtedness to net capital		0.02 : 1	

There was a difference of $6,800 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 10.

ECA Securities, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to ECA Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Information relating to possession or control requirements is not applicable to ECA Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ECA Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
ECA Securities, LLC :

In planning and performing our audit of the financial statements of ECA Securities, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND   *WE FOCUS & CARE*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 18, 2010

ECA Securities, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
ECA Securities, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of ECA Securities, LLC ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of ECA Securities, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
February 18, 2010

A

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   WE FOCUS & CARE™

ECA Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 3,133
SIPC-4 general assessment Payment made on January 20, 2009	(150)
SIPC-7T general assessment Payment made on January 21, 2010	(2,983)
Total assessment balance (overpayment carried forward)	$ 0